

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Mohammad Hasan Hamed
Chief Executive Officer
BestGofer Inc.
10 Nisan Beck St.
Jerusalem, Israel 91034

> **Re: BestGofer Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2024**
> **File No. 333-276813**

Dear Mohammad Hasan Hamed:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 1, 2024

Selling Shareholders, page 18

1. Please disclose the nature of any position, office, or other material relationship that any of the selling shareholders has had with you or any of your predecessors or affiliates within the past three years. In this regard, we note that the registration statement does not provide any information on the background of the relationship between you and the selling shareholders, or how, when and in what manner they came to acquire the shares being registered for resale. Refer to Item 507 of Regulation S-K.

Exhibits and Financial Statement Schedules, page 23

2. We note that the registration statement includes two reports of independent registered accounting firms, but only one consent is filed as Exhibit 23.1. Please file as an additional exhibit the written consent of Michael Gillespie & Associates, PLLC, regarding its report dated January 10, 2023. Refer to Item 601(b)(23) of Regulation S-K.

<u>General</u>

3.   We note that your common stock is not currently quoted or listed on any public trading market. Because an at-the-market resale offering pursuant to Rule 415 under the Securities Act is not available for shares for which there is no existing public trading market, please revise throughout to disclose a fixed price for the offering.

4.   Please revise to disclose that the selling security holders are underwriters for purposes of the Securities Act of 1933, as amended, and the rules and regulations thereunder, and to fix the price of the offering. In this regard, it appears that the shares issued to the selling security holders were issued while you were a shell company and, therefore, that Rule 144 is not available to you. As such, each of the selling stockholders is considered an underwriter. See Schedule A, Item 16, of the Securities Act, Item 501(b)(3) of Regulation S-K, Rule 144 and SEC Release 33-8869. Please make appropriate revisions to the prospectus summary and plan of distribution and ensure consistency throughout the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Burnett